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                                           Filed Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-41205

                       SUPPLEMENT DATED DECEMBER 15, 1997
         TO THE JOINT PROXY STATEMENT/PROSPECTUS DATED DECEMBER 3, 1997

     The following information supplements and must be read in conjunction with the information contained in the Joint Proxy Statement/Prospectus, dated December 3, 1997, of Arris Pharmaceutical Corporation ("Arris") and Sequana Therapeutics, Inc ("Sequana"). Assuming necessary approvals at the special meeting of the stockholders of Arris on January 7, 1998 and at the special meeting of the shareholders of Sequana on January 7, 1998, Arris and Sequana continue to expect the Merger to be consummated in January 1998. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Joint Proxy Statement/Prospectus.

THE COMPOSITION OF THE ARRIS BOARD OF DIRECTORS

     As provided in the Reorganization Agreement, John Walker, the President, Chief Executive Officer and a director of Arris, and Irwin Lerner, the Chairman of the Sequana Board of Directors, agreed upon the individuals to become (or remain) members of the Arris Board of Directors after the effectiveness of the Merger. Pursuant to this selection process, Messrs. Walker, Byers and Kailian and Drs. Arvin, Evnin and Kennedy will remain members of the Arris Board of Directors. Messrs. Kinsella and Lerner, current members of the Sequana Board of Directors, and Dr. Read will be appointed to the Arris Board of Directors to serve following the consummation of the Merger. Mr. Mendelson and Dr. Sievertsson, current members of the Arris Board of Directors, have agreed to resign from the Arris Board of Directors, effective upon the consummation of the Merger. Prior to the Merger, the number of members of the Arris Board of Directors will be increased from eight (8) to nine (9).

     Following the appointment of Messrs. Kinsella and Lerner and Dr. Read by the Arris Board of Directors, each of the directors set forth below will hold office until the next annual meeting of Arris' stockholders and until his or her successor is elected and has qualified, or until such director's earlier death, resignation or removal.

     The names of the directors, their ages as of December 15, 1997, and certain information about them are set forth below:

                NAME                  AGE                          TITLE
------------------------------------- ----    ------------------------------------------------
John P. Walker                          49    President, Chief Executive Officer and Director
Ann M. Arvin, M.D.                      52    Director
Brook H. Byers                          52    Director
Anthony B. Evnin, Ph.D.                 56    Director
Vaughn M. Kailian                       53    Director
Donald Kennedy, Ph.D.                   66    Director
Kevin J. Kinsella                       51    Director
Irwin Lerner                            67    Director
J. Leighton Read, M.D.                  47    Director

     John P. Walker has been President, Chief Executive Officer and a director of Arris since February 1993. From 1991 to 1993, he was a venture capitalist at Alpha Venture Partners, a venture capital firm. Prior to that time, he was Chairman, President and Chief Executive Officer of Vitaphone Corporation, a medical device company which was acquired in April 1990 by Union Carbide Chemicals and Plastics Company, Inc. Following that acquisition, Mr. Walker served as the latter company's Vice President, Biomaterials Systems. From 1971 to 1985, Mr. Walker was employed by American Hospital Supply Corporation in a variety of general management, sales and marketing positions, most recently serving as President of American Hospital Company. Mr. Walker serves as a director of Geron Corporation, Microcide Pharmaceuticals, Inc., Signal Pharmaceuticals, Inc. and the Northern California Chapter of the M.S. Society Board.

     Ann M. Arvin, M.D., has been a director of Arris since September 1997. Dr. Arvin is Professor of Pediatrics and Microbiology/Immunology, at Stanford University School of Medicine, Stanford, California.

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Dr. Arvin is also Associate Chair for Academic Affairs, Department of
Pediatrics, and Chief of the Infectious Disease Service of the Packard Children's Hospital at Stanford. Since 1978, Dr. Arvin has taught at the Stanford University School of Medicine. She is also currently a member of the Scientific Advisory Board of Aviron, a biotechnology company.

     Brook H. Byers, through Kleiner Perkins Caufield & Byers, was an original investor in Arris and has served as a member of the Board of Directors since October 1990. Mr. Byers is a general partner of Kleiner Perkins Caufield & Byers, a venture capital firm which he joined in 1977. He has been the founding president and chairman of four life sciences companies: Hybritech Incorporated, IDEC Pharmaceuticals Corporation, InSite Vision Inc. and Ligand Pharmaceuticals Incorporated. Mr. Byers also serves as a director of a number of privately held technology companies. Mr. Byers sits on the University of California, San Francisco Foundation Board of Directors.

     Anthony B. Evnin, Ph.D., through Venrock Associates, was an original investor in Arris and has served as a member of the Board of Directors since April 1989. He is a general partner of Venrock Associates, a venture capital firm that he joined in 1974. Dr. Evnin is a director of Centocor, Inc., Opta Food Ingredients, Inc., Ribozyme Pharmaceuticals, Inc. and Triangle Pharmaceuticals, Inc. He also serves as a director of several private companies.

     Vaughn M. Kailian has been a director of Arris since December 1995. Mr. Kailian is also President, Chief Executive Officer and a director of COR Therapeutics, Inc., a biotechnology company, and has served in such capacities since March 1990. Mr. Kailian also serves as a director of Amylin
Pharmaceuticals, Inc.

     Donald Kennedy, Ph.D., has been a director of Arris since December 1996. Dr. Kennedy is the Bing Professor of Environmental Science and President Emeritus at Stanford University where he co-directs the Global Environmental Forum in the Institute for International Studies. He has served in such capacities since September 1993. From September 1980 to September 1992, Dr. Kennedy was the President of Stanford University. He served previously as Commissioner of the U.S. Food and Drug Administration. Dr. Kennedy also serves as a director of Cortech, Inc.

     Kevin J. Kinsella will become a director of Arris upon consummation of the Merger. Mr. Kinsella, the founder of Sequana, has been a director of Sequana since its inception in February 1993. Mr. Kinsella served as the Chairman of the Board of Directors and acting chief executive of Sequana until January 1995, when he was named President and Chief Executive Officer. Mr. Kinsella also served as Chief Financial Officer of Sequana from January 1995 to September 1995. Mr. Kinsella was previously the Managing General Partner of Avalon Ventures, a venture capital firm founded by him. Avalon Ventures has established over thirty companies, many of which are in the biopharmaceutical field, including IMPATH Laboratories, Inc., Neurocrine Biosciences, Inc. and Pharmacopeia, Inc. Mr. Kinsella founded Aurora Biosciences Corporation, Athena Neurosciences Inc., NeoRx Corporation, Onyx Pharmaceuticals, Vertex Pharmaceuticals Inc., Microcide Pharmaceuticals, Inc. and Landmark Graphics Corporation. Mr. Kinsella is a director of Aurora Biosciences. See the Joint Proxy Statement/Prospectus, "Approval of the Merger and Related
Transactions -- Interests of Certain Persons in the Merger" for a description of certain interests of Mr. Kinsella in the Merger.

     Irwin Lerner will become a director of Arris upon consummation of the Merger. Mr. Lerner has served as a director of Sequana since June 1994 and became Chairman of the Board of Directors of Sequana in May 1995. Mr. Lerner served as Chairman of the Board of Directors and of the Executive Committee of Hoffmann-La Roche Inc., a pharmaceutical and health care company, from January 1993 until his retirement in September 1993, and also served as President and Chief Executive Officer from 1980 through December 1992. He has served on the Boards of Project Hope and the New Jersey Chamber of Commerce, where he founded and chaired the New Jersey Governor's Council for a Drug-Free Workplace. Mr. Lerner served for 12 years on the Board of the Pharmaceutical Manufacturers' Association, where he chaired the Association's FDA Issues Committee. Mr. Lerner also serves on the Boards of Directors of Public Service Enterprise Group, Humana Inc., several private companies and is Chairman of the Board of Medarex Inc. He is currently Distinguished Executive-in-Residence at Rutgers University Graduate School of Management.

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     J. Leighton Read, M.D., will become a director of Arris upon consummation of the Merger. Dr. Read has been Chairman of the Board and Chief Executive Officer of Aviron, a biotechnology company, since 1992 and was Chief Financial Officer of Aviron from 1992 until October 1996. In 1989, he co-founded Affymax N.V., a biotechnology company, with Dr. Alejandro Zaffaroni, serving initially as its Executive Vice President and Chief Operating Officer and later, from 1990 to 1991, as President of the Pharma Division and as a Managing Director of the parent company to Affymax. From 1991 to 1993, Dr. Read was a principal with Interhealth Limited, an investment partnership. Prior to 1989, Dr. Read held appointments at the Harvard Medical School and School of Public Health, where his research dealt with techniques for assessing the cost effectiveness of pharmaceutical products. He has served on the boards of a number of private biotechnology companies and is currently on the board of CV Therapeutics, Inc.

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